

May 21, 2021

Christopher Eng
Executive Vice President and General Counsel
Summit Hotel Properties, Inc.
13215 Bee Cave Parkway, Suite B-300
Austin, TX 78738

> **Re: Summit Hotel Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-35074**

Dear Mr. Eng:

We have reviewed your May 4, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

Form 10-K for the fiscal year ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 49

1. We note your response to comment 1. As the provision for credit losses does not appear to be an impairment charge we do not believe the FFO measure, as presented, meets the NAREIT definition. Please revise the caption of the measure or remove the adjustment to arrive at FFO. In addition, the adjustment does not appear to be consistent with your definition of EBITDAre and may be more consistent with your definition of Adjusted EBITDAre. Please revise or advise.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction